SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                     FORM 11-K


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
		For the plan year ended December 31, 1998


		or


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

		For the transition period from ______ to _______

Commission File Number: 0-6645

		A. Full title of the plan and address of the plan, if different from that of the issuer named below:

	THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

		B.  Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                        THE MANITOWOC COMPANY, INC.
                           500 So. 16th Street
                           Manitowoc, WI 54220









There are no exhibits to this document.





REQUIRED INFORMATION

The following financial statements and schedules of The Manitowoc Company, Inc. RSVP Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.




THE MANITOWOC
COMPANY, INC.
RSVP Profit Sharing Plan
Report on Audits of Financial Statements
As of December 31, 1998 and 1997 and
for the Year Ended December 31, 1998





                              Report of Independent Accountants


To the Administrative Committee of
  The Manitowoc Company, Inc.
  RSVP Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan
(the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.




/s/ PricewaterhouseCoopers LLP
June 16, 1999






                               Capital                                GNMA       Small      Company

                             Preservation     Equity     Balanced      Bond        Cap        Stock        Loan

                                 Fund          Fund        Fund        Fund       Fund         Fund        Fund         Total

                              ----------      ------     -------     -------      -----       ------       ----         -----

Additions to net assets

attributed to:

 Income from
 The Manitowoc Company, Inc.

  Employees' Profit

  Sharing Trust              $ 3,540,780  $ 1,631,242  $ 1,712,277    $  14,267  $  163,502  $ 2,526,383 $   -      $ 9,588,451

 Contributions:

  Employer                     1,072,770    1,208,448     838,643             -     616,670            0      0        3,736,531

  Participants                 1,443,555    1,659,410     668,190             -     724,843    2,002,894      0        6,498,892

                               ---------    ---------     -------       --------  ---------    ---------  -------     ----------

                               2,516,325    2,867,858   1,506,833              -  1,341,513    2,002,894      0       10,235,423

                               ---------    ---------   ---------       --------  ---------    ---------  -------     ----------

    Total additions            6,057,105    4,499,100   3,219,110         14,267  1,505,015    4,529,277      0       19,823,874

Deductions form net assets

 attributed to:

  Benefits paid to

   participants                8,415,363      926,871   1,044,470          9,813    262,977      778,170   57,636     11,495,300

                               ---------     --------   ---------       --------   --------     --------  -------     ----------

     Net increase (decrease)

      before transfers        (2,358,258)   3,572,229   2,174,640          4,454  1,242,038    3,751,107  (57,636)     8,328,574

Net transfers from (to)

  other funds or plans        (2,663,359)   2,146,059    1,229,296      (388,806)  (488,952)     641,462  169,414        645,114

                              ----------    ---------    ---------      -------- ----------    --------- --------      ---------

Net increase (decrease)       (5,021,617)   5,718,288    3,403,936      (384,352)   753,086    4,392,569  111,778      8,973,688

Net assets available for

 benefits:

  Beginning of year           61,262,809   12,441,166   12,157,840       585,351   6,773,169   7,179,366  423,427    100,823,128

                              ----------  -----------   ----------     ---------  ----------  ----------  -------    -----------

  End of year                $56,241,192  $18,159,454  $15,561,776    $  200,999 $ 7,526,255 $11,571,935 $535,205   $109,796,816

                              ==========  ===========   ==========     =========  ==========  ========== =========   ===========



                              Capital                                     GNMA      Small     Company

                            Preservation      Equity     Balanced         Bond       Cap       Stock       Loan

                                Fund           Fund        Fund           Fund      Fund        Fund       Fund         Total

                             ----------      -------     --------        -----     ------      -----       ----         -----



Assets

Investment in The

Manitowoc Company, Inc.

  Employees' Profit

   Sharing Trust, at

    fair value              $60,241,498  $11,715,461  $11,493,018    $585,351    $6,312,579   $7,179,366   $423,427   $ 97,950,700


    Contribution Rec.         1,021,311      725,705      664,822           0       460,590            0          0      4,872,428

                              ----------   ----------   ----------    --------    ----------    ---------    -------     ----------

   Net assets available

    for benefits             $61,262,809  $12,441,166  $12,157,840    $585,351    $,6773,169   $7,179,366   $423,427   $100,823,128

                              ==========   ==========   ==========    ========     =========    =========   ========   ============



1.
Plan Description

The following description of The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

	General
The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of participating companies of The Manitowoc Company, Inc. (the "Company"). Participating companies include the Company and all subsidiaries and affiliates of the Company, including KMT Refrigeration, Inc. and SerVend International, Inc., whose employees were admitted to plan participation effective January 1, 1997 and July 1, 1998, respectively. USTC, Inc. became a participating company under the Plan effective January 1, 1999. Manitowoc Beverage Systems, Inc. ("MBS") and Kyees Aluminum, a division of
MBS, became participating companies under the Plan effective January 8, 1999 and April 9, 1999, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

	Contributions
        Participants may make voluntary pre-tax contributions to their accounts in whole percentages between 1% and 10% of eligible compensation (up to 15% for employees of KMT Refrigeration, Inc.), up to a maximum of $10,000 (adjusted annually). Participant contributions are not required.

	Contributions to the Plan may be made by the Company in the form of a variable profit sharing contribution, which is credited to the individual accounts of the participants, with the exception of employees of KMT Refrigeration, Inc., USTC, Inc., MBS and Kyees Aluminum, who are not eligible for profit sharing contributions, based upon a formula for each participating company as defined in the Plan document.

	Annual contributions to a participant's account are limited to the lesser of $30,000 or 25% of the participant's compensation for the year.


	Participant Accounts
Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of Plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a monthly basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to be 100% vested.

Investments
The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc. Employees' Profit Sharing Trust (the "Trust"). There are six Trust investment options in which plan participants may elect to invest. The election must be done in multiples of 5%, and may be changed quarterly by the plan participants. Effective July1, 1999, investment elections may be changed at any time by the plan participants.

The investment options are as follows:
	Capital Preservation Fund: invests mainly in guaranteed investment contracts in order to provide market stability and consistent interest return.

	Equity Fund: invests in a mutual fund managed by Nicholas Company, Inc. which invests in medium size companies to provide increased growth through market appreciation.

	Balanced Fund: invests in a mutual fund managed by Vanguard, which invests in a balanced mix of equity and fixed income securities.

	GNMA Bond Fund: a mutual fund managed by SEI Financial Management Corporation which invests in mortgage-backed bonds issued by the Government National Mortgage Association (GNMA). As of January 1, 1997, no further contributions to this fund were allowed.

	Small Cap Fund: is a mutual fund which invests mainly in stocks of small companies and is managed by SEI Financial Management Corporation.

	Company Stock Fund: invests in The Manitowoc Company, Inc. common stock.

Distributions
Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65; death or disability, if earlier, or termination of employment. A participant who has reached age 55 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

A participant may make a withdrawal from his or her vested account balance while still employed by the Participating Company in the event of immediate and heavy financial hardship as defined by the Plan document.
Withdrawal elections are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Participant Loans
Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction on the unpaid principal and accrued interest on the loan.

Forfeitures
Forfeited non-vested accounts are used to increase the Company's profit sharing contribution to the remaining participants in the year of the forfeiture.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The significant accounting policies followed by the Plan are presented below to assist the reader in reviewing the financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

Contributions
The Company makes weekly payments to the Plan for employee and Company matching contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two months of the Plan's year end. Company and voluntary employee contributions are recorded in the period the employees are paid.

Investment Valuation and Income Recognition
The Trust's investments are stated at fair value except for its investments in the Capital Preservation Fund which are stated at contract value. Shares of mutual funds are valued at quoted market prices. Investments in common stock of the Company are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Capital Preservation Fund approximates contract value at December 31, 1998 and 1997. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 6.1% for the year ended December 31, 1998. The crediting interest rate for this fund was 6.3% and 6.6% at December 31, 1998 and 1997, respectively.

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain reclassifications have been made to the December 31, 1997 financial statements to conform to the current year presentation.


3.	Investments Held by the Trust
The trustee for the Plan is The Associated Bank Lakeshore, N.A. in Manitowoc, Wisconsin. A summary of the net assets of the Trust at December 31, 1998 and 1997, and interest and dividends and net appreciation in fair value of financial instruments of the Trust for the year ended December 31, 1998 are as follows (at fair value, except for the Capital Preservation Fund, which is at contract value):


                            Capital                                       GNMA       Small       Company

                            Preservation     Equity        Balanced       Bond        Cap         Stock         Loan       Total

                                Fund          Fund           Fund         Fund        Fund         Fund         Fund       Funds

                             ----------      ------         ------       ------      -----        ------        -----     ------



December 31, 1998

----------------
Cash and cash

 equivalents               $ 11,731,644   $   63,309    $   73,075   $   26,340    $  108,242   $  169,818   $     -   $ 12,172,428

Deposits with insurance

 companies                  107,514,799            -             -            -             -            -         -    107,514,799

Mutual funds                          -   41,892,881    30,934,309      848,216    17,855,581            -         -     91,510,987

Investment in The

 Manitowoc Company, Inc.

  common stock                        -            -             -            -             -   19,855,639         -     19,855,639

Participant loans                     -            -             -            -             -            -   535,205        535,205

Accrued income                  598,796    3,059,123           291        4,295        63,819          759         0      3,727,083

                             ----------   ----------     ---------      -------    ----------    ---------   -------    -----------

     Net assets            $119,845,239  $45,015,313   $31,007,675     $878,851   $18,027,642  $20,026,216  $535,205   $235,336,141

                            ===========   ==========    ==========      =======    ==========   ==========   =======    ===========









                              Capital                                     GNMA        Small        Company

                           Preservation      Equity      Balanced        Bond         Cap          Stock      Loan          Total

                               Fund           Fund         Fund          Fund         Fund          Fund      Fund          Funds

                            ----------       ------      --------       ------       ------        ------     -----        ------

December 31, 1997

----------------

Cash and cash

 equivalents              $  6,825,955    $   60,093   $    16,876   $   22,923   $   125,177   $   82,336   $     -   $  7,133,360

Deposits with

insurance companies        122,213,161             -             -            -             -            -         -    122,213,161

Mutual funds                         -    28,852,743    22,802,186    1,391,014    16,421,010            0         0     69,466,953





Investment in The

 Manitowoc Company, Inc.

  common stock                       -             -             -            -             -   12,532,167         -     12,532,167

Participant loans                    -             -             -            -             -            -   423,426        423,426

Accrued income                 702,124     1,710,642        95,705        7,834           471          560         0      2,517,336

                            ----------    ----------    ----------     --------     ---------   ----------    ------    -----------

  Net assets              $129,741,240   $30,623,478   $22,914,767   $1,421,771   $16,546,658  $12,615,063  $423,426   $214,286,403

                           ===========    ==========    ==========    =========    ==========   ==========   =======    ===========



Year Ended December 31, 1998

----------------------------

Interest and dividends     $ 7,653,862    $  158,737    $  679,959   $   55,474     $   4,879   $  198,097    $    -   $  8,751,008

Net appreciation in

 fair value of financial

  instruments                        -     4,080,507     2,857,787        7,521       525,444    4,383,336         0     11,854,595



The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust is 45% and 46% as of December 31, 1998 and 1997, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 1998 and 1997 was:


                                                  December 31,

                                              1998            1997

                                              ----            ----

Capital Preservation Fund                       46%             46%

Equity Fund                                     38%             38%

Balanced Fund                                   47%             50%

GNMA Bond Fund                                  23%             41%

Small Cap Fund                                  38%             38%

Company Stock Fund                              58%             57%

Loan Fund                                      100%            100%







Investments that represent five percent or more of total Trust assets as of December 31, 1998:



                                                   December 31,

                                               1998          1997





Capital Preservation Fund

 New York Life Insurance Co.              $       -      $11,317,016



Equity Fund
  Nicholas Fund, Inc.                     $44,952,004    $28,917,269

Balanced Fund
  The Brinson Trust Co.
   U.S. Balanced Fund                     $        -     $22,897,923

Balanced Fund
  Vangaurd Asset Allocation Fund          $30,934,600    $        -

Small Cap Fund
  SEI Financial Management Corporation
   Small Cap Growth Fund                  $17,919,400    $16,414,268

Company Stock Fund
  The Manitowoc Company, Inc.             $19,856,398    $12,649,975


4. Amounts Allocated to Withdrawn Participants

	Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 1998 and 1997, $10,733,270 and $7,813,181, respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.

5. Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan and related Trust are designed in accordance with the applicable Internal Revenue Code sections and the related Trust is therefore exempt from Federal income taxes under the provisions of Section 401(a) of the Code. The Plan has been amended subsequent to the date of this letter. However, the Plan's administrator believes that the Plan continues to be administered in accordance with the applicable provisions of the Code.

6. Plan Termination

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his or her entire participant account balance.




                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 30th day of June 1999.


	THE MANITOWOC COMPANY, INC.
	RSVP PROFIT SHARING PLAN



	  /s/  Terry D. Growcock
          ----------------------------
	Terry D. Growcock


	  /s/  Robert R. Friedl
          -----------------------------
	Robert R. Friedl


	  /s/  Glen E. Tellock
          -----------------------------
	Glen E. Tellock


	  /s/  Thomas G. Musial
          ------------------------------
	Thomas G. Musial


	  /s/  Debra Casper
          ------------------------------
	Debra Casper




                       EXHIBIT INDEX



Exhibit Number	                 		Description



23                      Consent of Independent Accountants